Exhibit 1

Media Relations Jorge Pérez +52 (81) 8259-6666 jorgeluis.perez@cemex.com	Analyst and Investor Relations Alfredo Garza / Fabián Orta +1 (212) 317-6011 +52 (81) 8888-4327 ir@cemex.com

CEMEX REPORTS STRONG TOP-LINE GROWTH

DRIVEN BY VOLUMES AND PRICING

•	Net sales grew 8% driven by higher volumes and solid pricing performance in all core products.

•	Consolidated cement prices grew 6% in local currency terms, the largest year-over-year quarterly pricing gain since 2016.

•	Leverage of 2.74x(1), continued trending lower in the quarter.

•	New $3.25 billion bank debt refinancing, with improved terms and conditions more reflective of an investment grade credit, will be finalized shortly(2).

•	Our 2030 climate action targets received validation from SBTi under the well-below 2°C scenario, currently the most ambitious pathway available in the industry.

MONTERREY, MEXICO, OCTOBER 28, 2021– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that its consolidated net sales increased 8% during the third quarter of 2021 to $3.8 billion versus the comparable period in 2020. Despite the strong top-line growth, operating EBITDA decreased 1% to $740 million, due to supply chain disruptions as well as a sudden rise in energy and transportation costs. The company continued making progress in deleveraging, reaching 2.74 times leverage at the end of the quarter.

CEMEX’s Consolidated Third Quarter 2021 Financial and Operational Highlights

•	Net Sales increased 8%, to $3,769 million.

•	Consolidated cement and aggregates volumes grew 1%, while ready-mix grew 3%. Urbanization Solutions sales grew 16%.

•	Prices in local currency terms were up 6% for cement, and 3% for ready-mix and aggregates

•	Operating EBITDA decreased 1%, to $740 million.

•	Operating EBITDA margin decreased by 1.6pp from 21.2% in the third quarter of 2020 to 19.6% this quarter.

•	Free Cash Flow after Maintenance Capital Expenditures reached $368 million

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Controlling interest net income (loss) resulted in a loss of $376 million in the third quarter of 2021 versus a loss of $1,535 million in the same quarter of 2020. The improvement in net income primarily reflects a smaller non-cash impairment charge in comparison with 2020, higher operating earnings before other expenses net and lower financial expenses.

•	Net debt and leverage were reduced during the third quarter. Net debt decreased $248 million versus the second quarter of 2021.

•	Leverage ratio was 2.74 times, a reduction of 0.11 times compared to end of second quarter 2021, and 1.53 times lower versus third quarter of 2020[1].

“We are pleased to report strong top-line growth reflecting continued growth in demand for our products, coupled with an acceleration in pricing momentum. We are confident that our pricing strategy will more than compensate for the sudden runup in input cost inflation we have experienced. We remain optimistic regarding outlook, as most of our markets are operating at high-capacity utilization and sustainable midcycle levels that will be supported by monetary and fiscal stimulus, while others are just beginning an upcycle.” said Fernando A. González, CEO of CEMEX. “Regarding our Future in Action initiative, we continue to advance on our climate action goals. During the quarter, we received validation from SBTi of our 2030 decarbonization roadmap and joined the Race to Zero initiative. Our climate action agenda is a fundamental element of our medium-term strategy not only because it creates value for stakeholders, but because it is the right thing to do for future generations.”

Geographical Markets: Third Quarter 2021 Highlights

Net Sales in Mexico increased 10%, to $868 million. Operating EBITDA rose 7% to $289 million.

In the United States, Net Sales reached $1.1 billion, an increase of 10%. Operating EBITDA fell 10% to $179 million.

In our Europe, Middle East, Africa and Asia region, Net Sales rose by 1%, reaching $1.3 billion. Operating EBITDA was $200 million for the quarter, or 9% lower.

South, Central America and the Caribbean region had Net Sales of $429 million, an increase of 10%. Operating EBITDA improved 3% to $112 million.

CEMEX is a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. For more information, please visit: cemex.com

Note: All percentage variations related to Net Sales and EBITDA are on a like to like basis for ongoing operations and adjusting for currency fluctuations, compared to the third quarter of 2020.

1)	Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated

2)	Subject to finalization and effectiveness of definitive documentation that is expected in the near term. Funding subject to satisfaction of customary closing conditions

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This press release contains forward-looking statements that reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. CEMEX assumes no obligation to update or correct the information contained in this press release. The information contained in this press release is subject to change without notice, and CEMEX is not obligated to publicly update or revise any forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.